UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File No. 001-33176

Baijiayun Group Ltd

(Exact name of registrant as specified in its charter)

24F, A1 South Building, No. 32 Fengzhan Road

Yuhuatai District, Nanjing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Baijiayun Appointments of Enrome LLP as Independent Auditor

On September 11, 2024, Baijiayun Group Ltd (“Baijiayun” or the “Company”) appointed Enrome LLP (“Enrome”) as its independent registered public accounting firm to replace Shandong Haoxin Certified Public Accountants Co., Ltd. (“Haoxin”), effective September 11, 2024. The change of the Company’s independent auditor was made after careful consideration and evaluation process and was approved by the board of directors of the Company (the “Board”) and the audit committee of the Board.

From October 31, 2023, the date the Company engaged Haoxin as its independent registered public accounting firm, to September 11, 2024, there were no (1) disagreements as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto between the Company and Haoxin on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of Haoxin, would have caused Haoxin to make reference in connection with its opinion to the subject matter of the disagreement; or (2) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F.

Prior to the engagement of Enrome, neither the Company nor anyone acting on its behalf consulted Enrome regarding any of the matters or events set forth in Item 16F(a)(2)(i) and (ii) of Form 20-F.

The Company is working closely with Haoxin and Enrome to ensure a seamless transition.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” and “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties, and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company’s estimates as of the date of this press release, and subsequent events and developments may cause the Company’s estimates to change.

The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the documents the Company has filed or furnished or may file or furnish with the U.S. Securities and Exchange Commission, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

About Baijiayun Group Ltd

Baijiayun is a one-stop AI video solution provider with core expertise in SaaS/PaaS solutions. Baijiayun is committed to delivering reliable, high-quality video experiences across devices and localities and has grown rapidly since its inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun offers a wealth of video-centric technology solutions, including Video SaaS/PaaS, Video Cloud and Software, and Video AI and System Solutions. Baijiayun caters to the evolving communications and collaboration needs of enterprises of all sizes and industries. For more information, please visit ir.baijiayun.com.

For investor and media enquiries, please contact:

Ms. Fangfei Liu
Chief Financial Officer, Baijiayun Group Ltd
Phone: +86 25 8222 1596
Email: ir@baijiayun.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baijiayun Group Ltd

By:	/s/ Fangfei Liu
Name:	Fangfei Liu
Title:	Chief Financial Officer

Dated: September 11, 2024

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